QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number: 001-14446

The Toronto-Dominion Bank
(Translation of registrant's name into English)

c/o General Counsel's Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                             ]

This Form 6-K is incorporated by reference into the Registration Statement of the Toronto Dominion Bank on Form F-3 filed May 5, 2005, as amended by Pre-Effective Amendment No. 1 to Form F-3 on September 29, 2005.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
Date: September 11, 2006
	By:	/s/ RASHA H. EL SISSI
	Name:	Rasha H. El Sissi
	Title:	Associate Vice President, Legal

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
12.1	Computation of Ratio of Earnings to Fixed Charges

QuickLinks

SIGNATURES
EXHIBIT INDEX